Franklin Templeton Investments One Franklin Parkway San Mateo, CA 94403-1906 tel (800) 632-2301 franklintempleton.com

Filed by Franklin Real Estate Securities Trust

on behalf of Franklin Real Estate Securities Fund

Pursuant to Rule 425 under the Securities Act of 1933.

Subject Company:  Franklin Global Trust

on behalf of Franklin Global Real Estate Fund

File No. 333-222129

March 8, 2018

Dear Valued Shareholder:

As a shareholder of Franklin Global Real Estate Fund, you received important proxy voting material about the proposed reorganization of the fund into a different fund -- Franklin Real Estate Securities Fund. According to our records, we have yet to receive your proxy vote.

To have a quorum for the shareholder meeting, we are required by the Fund’s organizational documents to gather votes representing at least 40% of the Fund’s shares. When the vote count is running below that threshold, we occasionally will have to call shareholders to encourage them to vote. We’d like to avoid that step, and we think you’d appreciate not getting calls on this matter too.

Voting is easy and fast.

You can vote your proxy using one of the options below:

Mail: Sign, date and return the enclosed proxy card in the postage-paid envelope provided.

Online: Visit the website indicated on the proxy card.

Phone: Call the number on the proxy card. You can speak to a live operator if you need assistance.

By casting your proxy vote now, you not only ensure that your shares are represented, you eliminate the need for us to contact you further relating to this issue. The fund reorganization will be voted on at a special meeting held on April 6, 2018.

Detailed information about the special meeting and this proposal can be found in the prospectus/proxy statement, or online at: www.proxyonline.com/docs/FT2018Proxy.

If you have any questions about this proposal, you may contact your financial advisor or AST Fund Solutions, at (800) 755-3105.

Sincerely,

Greg Johnson

Chairman

Franklin Templeton Investments

Enclosure